UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MGM Resorts International

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

John M. McManus, Esq.

Executive Vice President, General Counsel and Secretary

MGM Resorts International

3600 Las Vegas Boulevard

South Las Vegas, Nevada 89109

(702) 693-7120

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Rod Miller, Esq.

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,250,000,000	$162,250

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1,250,000,000 in aggregate of common stock, par value $0.01 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $162,250	Filing Party: MGM Resorts International
Form or Registration No.: Schedule TO	Date Filed: February 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO AMENDMENT NO. 4

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by MGM Resorts International (“MGM,” the “Company” or the “Registrant”) on February 13, 2020, as amended on February 14, 2020 (“Amendment No. 1”), as further amended on February 14, 2020 (“Amendment No. 2”) and as further amended on February 27, 2020 (“Amendment No. 3”), in connection with the Company’s offer to purchase up to $1,250,000,000 in value of shares of its common stock, par value $0.01 per share (the “Shares” and, such offer, the “Tender Offer”). The Tender Offer is being made in accordance with the terms and subject to the conditions described in the Offer to Purchase dated February 13, 2020 (as supplemented and amended to the date hereof, the “Offer to Purchase”), and in the amended and restated Letter of Transmittal (the “Amended and Restated Letter of Transmittal”) (which are included as part of this Schedule TO) and is scheduled to expire at 12:00 Midnight, at the end of the day, New York City time, on March 12, 2020, unless the Tender Offer is extended or terminated (such date and time, as they may be extended, the “Expiration Date”). The Offer to Purchase was filed with the Schedule TO as Exhibit (a)(1)(A) and the Amended and Restated Letter of Transmittal is being filed herewith as Exhibit (a)(1)(H).

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO (as previously amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3) remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO (as previously amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3), the Offer to Purchase and the Amended and Restated Letter of Transmittal.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Amended and Restated Letter of Transmittal, are hereby amended as follows:

Amendments to the Tender Offer

Changes in Price Range

On February 28, 2020, the Company announced that it adjusted the price range of the Tender Offer to a price not greater than $28.00 nor less than $23.50 per Share to the seller in cash, less any applicable withholding taxes and without interest, with the exact prices to be determined through the “modified Dutch auction” pricing mechanism set forth in the Offer to Purchase. The aggregate amount of Shares to be purchased pursuant to the Tender Offer of up to $1,250,000,000 in value of Shares remains unchanged. The Expiration Date of the Tender Offer also remains unchanged, and is currently scheduled for 12:00 Midnight, at the end of the day, New York City time, on March 12, 2020, unless the Tender Offer is extended or terminated. The Company issued a press release in connection with the foregoing, which is filed as Exhibit (a)(5)(F) to this Amendment No. 4 and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

As a result of the foregoing changes in the price range for the Tender Offer:

•

All references in the Offer to Purchase and in the related Tender Offer documents to the price range for the Tender Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $28.00 and not less than $23.50 per Share.

•	All references to the minimum Final Purchase Price in the Offer (previously $29.00 per share) now mean a minimum price of $23.50 per Share.

•	All references to the maximum Final Purchase Price in the Offer (previously $34.00 per share) now mean a maximum price of $28.00 per Share.

•

All references to the closing market price for the Shares now mean a closing market price of $24.56 per share on February 28, 2020, the date of the announcement of the amendment of the price range for the Tender Offer.

•

All references to the Letter of Transmittal are now to the Amended and Restated Letter of Transmittal, all references to the Notice of Guaranteed Delivery are now to the Amended and Restated Notice of Guaranteed Delivery (which is filed as Exhibit (a)(1)(I) to this Amendment No. 4) and all references to the Notice of Withdrawal are now to the Amended and Restated Notice of Withdrawal (which is filed as Exhibit (a)(1)(L) to this Amendment No. 4).

•

As of February 7, 2020, we had 494,150,563 issued and outstanding Shares. Assuming that the Tender Offer is fully subscribed, if the final purchase price is determined to be $23.50 per Share, the minimum final purchase price under the Tender Offer, the approximate number of Shares that would be purchased under the Tender Offer is 53,191,489 Shares, or 10.76% of our issued and outstanding shares as of February 7, 2020. Assuming that the Tender Offer is fully subscribed, if the final purchase price is determined to be $28.00 per Share, the maximum final purchase price under the Tender Offer, the approximate number of Shares that would be purchased under the Tender Offer is 44,642,857 Shares, or 9.03% of our issued and outstanding shares as of February 7, 2020.

•

If the Tender Offer is fully subscribed at the minimum final purchase price of $23.50 per Share, and we do not exercise our right to purchase any additional Shares, we will have approximately 440,959,074 Shares outstanding following the purchase of Shares tendered in the Tender Offer. If the Tender Offer is fully subscribed at the maximum final purchase price of $28.00 per Share, and we do not exercise our right to purchase any additional Shares, we will have approximately 449,507,706 Shares outstanding following the purchase of Shares tendered in the Tender Offer.

Changes to the Conditions

(1)	The section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended as follows:

The third bullet in the section of the Offer to Purchase captioned “Summary Term Sheet—Are there any conditions to the Offer?” on page 7 of the Offer to Purchase is replaced in its entirety by the following:

•

“no decrease of more than 15% in the sale price of the Shares on the NYSE or decrease of more than 10% in the general level of market prices for equity securities in the United States or the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on February 28, 2020, shall have occurred;”

(2)	The section of the Offer to Purchase captioned “The Offer” is hereby amended as follows:

The third sub-bullet of the second bullet in the section of the Offer to Purchase captioned “The Offer—7. Conditions of the Offer” on page 33 of the Offer to Purchase is replaced in its entirety by the following:

•

“a decrease of more than 15% in the sale price of the Shares on the NYSE or decrease of more than 10% in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on February 28, 2020;”

Changes to the Share Prices

(1)	The section of the Offer to Purchase captioned “The Offer” is hereby amended as follows:

The last paragraph of the section of the Offer to Purchase captioned “The Offer— 8. Price Range of Shares; Dividends” on page 35 of the Offer to Purchase is amended to add the following sentence immediately following the first sentence of such paragraph:

•	“On February 28, 2020, the date of the announcement of the amendment of the price range for the Tender Offer, the last closing sale price of the Shares on the NYSE was $24.56 per Share.”

The table titled “Fiscal Year Ending December 31, 2020” in the section of the Offer to Purchase captioned “The Offer—8. Price Range of Shares; Dividends” on page 35 of the Offer to Purchase is replaced in its entirety by the following table:

Fiscal Year Ending December 31, 2020

	High		Low		Cash Dividends Declared
First Quarter (through February 28, 2020)	$	34.64	$	23.90	$	0.15

Certain Other Matters

All tenders of Shares made prior to our announcement of the amendment of the price range of the Offer on February 28, 2020 are no longer valid. Accordingly, shareholders who have previously tendered Shares by completing and returning the original Letter of Transmittal filed on February 13, 2020, including shareholders who checked the box captioned “Shares Tendered at Price Determined Under the Offer” in the original Letter of Transmittal, and who still wish to participate in the Offer, will be required to retender their Shares as provided for in the Offer to Purchase and, where applicable, in the Amended and Restated Letter of Transmittal and the Amended and Restated Notice of Guaranteed Delivery, which are filed as Exhibits (a)(1)(H) and (a)(1)(I) to this Amendment No. 4 and which are hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(H)	Amended and Restated Letter of Transmittal (including IRS Form W-9).

(a)(1)(I)	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(J)	Amended and Restated Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 28, 2020.

(a)(1)(K)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 28, 2020.

(a)(1)(L)	Amended and Restated Form of Notice of Withdrawal.

(a)(5)(F)	Press Release dated February 28, 2020.

Additional Information Regarding the Tender Offer

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Shares or any other securities of MGM, and it is neither an offer to purchase nor a solicitation of an offer to sell Shares or any other securities of MGM. MGM has filed a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other related materials, with the SEC. The tender offer is only being made pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the issuer tender offer statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read carefully the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, the related letter of transmittal and other related materials that MGM has filed with the SEC at the SEC’s website at www.sec.gov. In addition, free copies of these documents may be obtained by contacting Georgeson LLC, the information agent for the tender offer, toll-free at 888-607-9107.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A) *	Offer to Purchase, dated February 13, 2020.

(a)(1)(B) *	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 13, 2020.

(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 13, 2020.

(a)(1)(F) *	Summary Advertisement, dated February 13, 2020.

(a)(1)(G) *	Form of Notice of Withdrawal.

(a)(1)(H)	Amended and Restated Letter of Transmittal (including IRS Form W-9).

(a)(1)(I)	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(J)	Amended and Restated Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 28, 2020.

(a)(1)(K)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 28, 2020.

(a)(1)(L)	Amended and Restated Form of Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable

(a)(5)(A) *	Press Release, dated February 13, 2020.

(a)(5)(B)	Press Release dated February 12, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 12, 2020).

(a)(5)(C) *	Excerpted transcript of Registrant’s earnings conference call on February 12, 2020.

(a)(5)(D) *	Excerpted investor presentation slides presented during Registrant’s earnings call on February 12, 2020.

(a)(5)(E) *	Notice to certain employees regarding the Tender Offer, dated February 13, 2020.

(a)(5)(F)	Press Release dated February 28, 2020.

(d)(1)	Amended and Restated 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 10, 2014).

(d)(2)	Second Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers (incorporated by reference to Appendix A to the Company’s Proxy Statement filed on April 20, 2016).

(d)(3)	Deferred Compensation Plan II, as Amended and Restated, effective December 17, 2014 (incorporated by reference to Exhibit 10.4(6) to the Company’s Annual Report on Form 10-K filed on March 2, 2015).

(d)(4)	Supplemental Executive Retirement Plan II, dated as of December 30, 2004 (incorporated by reference to Exhibit 10.1 on Form 8-K filed on January 10, 2005).

(d)(5)	Amendment No. 1 to the Supplemental Executive Retirement Plan II, dated as of July 10, 2007 (incorporated by reference to Exhibit 10.3(12) to the Company’s Annual Report on Form 10-K filed on February 29, 2008).

Exhibit Number	Description

(d)(6)	Amendment No. 2 to the Supplemental Executive Retirement Plan II, dated as of October 15, 2007 (incorporated by reference to Exhibit 10.3(14) to the Company’s Annual Report on Form 10-K filed on February 29, 2008).

(d)(7)	Amendment No. 1 to the Supplemental Executive Retirement Plan II, dated as of November 4, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 7, 2008).

(d)(8)	Employment Agreement, effective as of December 13, 2014, between the Company and Robert H. Baldwin (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 13, 2015).

(d)(9)	Separation Agreement and Complete Release of Claims, between MGM Resorts International and Robert H. Baldwin, dated October 10, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 11, 2018).

(d)(10)	Employment Agreement, dated as of October 3, 2016, by and between the Company and James J. Murren (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 5, 2016).

(d)(11)	Employment Agreement, executed as of August 24, 2015, between the Company and Daniel J. D’Arrigo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 28, 2015).

(d)(12)	Employment Agreement, effective as of November 15, 2016, between the Company and Corey Sanders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 7, 2016).

(d)(13)	Employment Agreement, effective as of November 15, 2016, between the Company and William Hornbuckle (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 7, 2016).

(d)(14)	Employment Agreement, effective as of November 15, 2016, between the Company and John McManus (incorporated by references to Exhibit 10.5(14) of the Company’s Annual Report on Form 10-K filed on February 27, 2019).

(d)(15)	Amended and Restated Deferred Compensation Plan for Non-employee Directors, effective as of June 5, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 11, 2014).

(d)(16)	Form of Restricted Stock Units Agreement of the Company, effective for awards granted in August 2012 through 2015 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(17)	Form of Restricted Stock Units Agreement of the Company (Non-Employee Director), effective for awards granted in August 2012 and thereafter (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(18)	Form of Restricted Stock Units Agreement of the Company (Performance), effective for awards granted in August 2012 through 2015 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(19)	Form of Restricted Stock Units Agreement of the Company effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(20)	Form of Restricted Stock Units Agreement of the Company (Performance) effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(21)	Form of Sign-On RSU Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 5, 2016).

Exhibit Number	Description

(d)(22)	Form of Performance Share Units Agreement of the Company, effective for bonus awards granted in March 2014 through March 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 8, 2014).

(d)(23)	Form of Performance Share Units Agreement of the Company effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(24)	Form of Bonus Performance Share Units Agreement of the Company, effective for bonus awards granted in March 2016 and thereafter (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2016).

(d)(25)	Change of Control Policy for Executive Officers, dated as of November 5, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on November 8, 2012).

(d)(26)	Form of Memorandum Agreement re: Changes to Severance and Change of Control Policies (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on November 8, 2012).

(d)(27)	Form of Freestanding Stock Appreciation Right Agreement of the Company effective for awards granted in August 2012 and thereafter (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(28)	Form of Freestanding Stock Appreciation Right Agreement of the Company effective for awards granted in October 2013 and thereafter (incorporated by reference to Exhibit 10.4(43) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(29)	Amendment to all Stock Appreciation Right Agreements adopted by the Compensation Committee of the Board of Directors on October 7, 2013 (incorporated by reference to Exhibit 10.4(44) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(30)	Form of Freestanding Stock Appreciation Right Agreement of the Company effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(31)	Profit Growth Share Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(32)	Form of Performance Share Units Agreement (Profit Growth Share Incentive Plan) of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(33)	MGM Growth Properties LLC 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 of MGM Growth Properties LLC (File No. 333-210832) filed on April 19, 2016).

(d)(34)	MGM Growth Properties LLC Form of 2016 Restricted Share Units Agreement (MGM Non-Employee Directors) (incorporated by reference to Exhibit 10.15 of the Current Report on Form 8-K of MGM Growth Properties LLC filed on April 25, 2016).

(d)(35)	MGM Growth Properties LLC Form of 2016 Restricted Share Units Agreement (MGM Employees) (incorporated by reference to Exhibit 10.16 of the Current Report on Form 8-K of MGM Growth Properties LLC filed on April 25, 2016).

(d)(36)	Retirement Policy for Senior Officers, adopted January 10, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 12, 2017).

(d)(37)	Form of Letter to Employees re: Existing Equity Awards (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 10, 2017).

Exhibit Number	Description

(d)(38)	Form of Performance Share Unit Agreement (Bonus Payout) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(39)	Form of Performance Share Unit Agreement (Annual Grant) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(40)	Form of Restricted Stock Unit Agreement (Non-Employee Director) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(41)	Form of Restricted Stock Unit Agreement (with Performance Hurdle) (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(42)	Form of Restricted Stock Unit Agreement (no Performance Hurdle) (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(43)	Form of Restricted Stock Unit Agreement (Bonus RSUs) (incorporated by reference to Exhibit 10.5(40) to the Company’s Annual Report on Form 10-K filed on March 1, 2018).

(d)(44)	Form of Restricted Stock Unit (Deferred Payment Bonus) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2018).

(d)(45)	Form of Relative Performance Share Unit Agreement (Annual Grant) (incorporated by reference to Exhibit 10.5(41) to the Company’s Annual Report on Form 10-K filed on March 1, 2018).

*	Previously filed with the Schedule TO.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGM RESORTS INTERNATIONAL

By:	/s/ Andrew Hagopian III
Name:	Andrew Hagopian III
Title:	Chief Corporate Counsel and Assistant Secretary

Date: February 28, 2020